

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Mr. Tony W. Wolfe
President and Chief Executive Officer
Peoples Bancorp of North Carolina, Inc.
518 West C Street
Newton, North Carolina 28658

> **Re:** **Peoples Bancorp of North Carolina, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **File No. 000-27205**

Dear Mr. Wolfe:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Erin Magnor
Attorney